

SIMPLE · TRANSPARENT · EXPERT · **TRUSTED**

National Energy Improvement Fund

2020 Annual Report

FINANCING THE TRANSITION TO EFFICIENT AND RESILIENT HOMES & BUILDINGS



Certified
B Corporation
This company meets the highest standards of social and environmental impact

U.S. DEPARTMENT OF ENERGY
HOME IMPROVEMENT EXPERT™



NEIF
NATIONAL ENERGY IMPROVEMENT FUND
A Certified B Corp™

WE FOCUS ON ENVIRONMENT AND CLIMATE

Every NEIF loan reduces carbon emissions and energy costs. 71% of NEIF's loans have been for efficient heating, cooling and related improvements and 29% have been for roofing, insulation and other energy and resilience measures.



WE MAKE ENERGY AND RESILIENCE IMPROVEMENTS AFFORDABLE

NEIF serves all income levels including low-moderate income borrowers, where access to affordable energy improvements is vital. Low and moderate-income households account for 43% of all loans.

Low	Moderate	Above moderate
18.54%	24.92%	56.54%



WE PROVIDE AFFORDABLE FINANCING TO SMALL BUSINESS, COMMERCIAL & NON-PROFIT PROJECTS

A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more. NEIF has completed almost 5,000 residential projects and commercial projects.



Residential Improvement by Type



29%   71%

■ Resilience & Building Envelope

■ HVAC, Efficiency & Renewables

881

TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS

WE PRIORITIZE RESILIENCE

NEIF recently completed the acquisition of MyStrongHome. The MyStrongHome platform finances and insures home roofing, windows, and exteriors against hurricanes and other extreme weather events.







WE SUPPORT SMALL BUSINESS & JOB DEVELOPMENT

NEIF currently supports over 850 contractors, the vast majority of which are small businesses. NEIF helps small businesses grow by offering trusted financing to contractors' customers to help increase contractor sales.

$22,667,239
EFFICIENCY AND RESILIENCE LOAN SERVICING PORTFOLIO

$35,467,585
TOTAL PROJECTS FUNDED

4,402
LOANS BEING SERVICED

22
ACTIVE RESIDENTIAL STATES

18,635,000
ESTIMATED KWH SAVINGS FROM FUNDED PROJECTS (5 YEARS)

12
ACTIVE COMMERCIAL UTILITY PROGRAMS

Your investment's energy impact

$1,000


Reduced greenhouse gas emissions equivalent to 1,228 miles driven by an average car

$5,000


Carbon sequestered equivalent to 40 tree seedlings grown for 10 years

$10,000


Reduced C02 emissions equivalent to 5,453 pounds of coal burned

Climate Action
INVESTMENT NOTES
From **NEIF**-a Certified B Corp™

Estimates are derived from epa.gov/energy/greenhouse-gas-equivalencies-calculator based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.



About the National Energy Improvement Fund

- With a management and lending heritage dating to 1947, NEIF was organized as a for-profit Benefit Corporation, commencing operations in July 2018.
- Providing fair and transparent financing for essential energy and resilience improvements like HVAC, roofing, lighting & battery storage.
- Led by a seasoned team of energy financing innovators responsible for over $800 million in financing.
- Delivered through partnerships with contractors, distributors, manufacturers, utilities and governments.
- Supervised as a consumer lender and servicer in 22 states and operating a commercial financing platform nationally in partnership with 12 utilities.
- Acquired the MyStrongHome financing and insurance platform in May 2020, providing services to the growing resilience market in the Southeast U.S.
- Earned Certified B Corporation® status and was named a Home Improvement Expert Partner by the U.S. Department of Energy in 2019.
- To date, NEIF has financed over 5,000 energy and resilience projects for over $35 million and services an energy efficiency loan portfolio of almost $23 million.

The National Energy Improvement Fund, LLC (NEIF) is the nation's only Certified B Corp™ lender specializing in improvements that make homes and buildings stronger and more energy-efficient.

NEIF is committed to affordability, climate impact and job development.

NEIFUND.org
Allentown, PA | Denver, CO



The Company

General Business Information

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"') is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 12, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106. The Company's website address is www.neifund.org. The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com.

Business

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, Air-Conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, and Matthew Brown, and a team responsible for over $800 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is supervised as a consumer lender and servicer in 22 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First), the National Energy Improvement Fund was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, or comfort, installed by Approved Contractors. These include heating, cooling, insulation, roofing, generators, window, and renewables. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates, and insurance services through its MyStrongHome resilience platform.

Impact of Covid-19

Current revenue is potentially insulated from economic downturns

Over 75% of NEIF's revenues are based on long-term servicing contracts and retainers from dependable parties with monthly revenues locked-in for multiple years. Since the advent of the COVID 19 crisis, NEIF has seen no measurable effect on delinquency or requests for loan deferrals. NEIF's predecessor, AFC First, experienced the 2008 downturn with almost no change in loan portfolio performance, maintaining an annual charge-off rate of less than 1% throughout the financial crisis

Revenue growth is potentially downturn-resistant

NEIF funds essential projects for homes (HVAC, roofing), businesses (lighting and other business-critical functions), resilience (responding to hurricanes or wildfires). These types of projects tend to be in demand in economic downturns. NEIF's project volume has continued to grow since the pandemic – further validating NEIF's position in the market. NEIF's diversity in product offerings and market position as a trusted financing source has meant that NEIF's loan volume has grown as the pandemic has developed, while loan performance has remained steady.



Figure 1. (Left) NEIF Residential Application volume trend from Jan 2019 until September 2020. (Right) Residential portfolio comparison of delinquency rates between June 2019 and September 2020.

State	Lending Requirement	License Status
Alabama	Consumer Credit Act License	MC 22708
California	Finance Lender	60DBO-106993 (PA) 60DBO-111768 (CO)
Colorado	Supervised Lender	Exemption per Rate Trigger
Connecticut	Small Loan Company	SLC-1723196
DC	Money Lenders License	ML1723196
Delaware	Licensed Lender	26639
Florida	Consumer Finance Company	Exemption per Rate Trigger
Georgia	Industrial Loan License	Exemption per Dollar Trigger
Illinois	Consumer Installment Loan Act License	Pending
Kentucky	Consumer Loan License	Pending
Louisiana	Licensed Lender	1723196
Maine	Supervised Lender	1723196
Maryland	Consumer Loan License	03-2384
Massachusetts	Small Loan License / Third Party Loan Servicer	SL1723196 / LS1723196
New Hampshire	Small Loan License	22915-SM
New Jersey	Licensed Lender	Exemption per Rate Trigger
New York	Licensed Lender	Exemption per Rate Trigger
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger
Ohio	Small Loan Company License	GL.502107.000
Pennsylvania	Consumer Discount Company	66007
Rhode Island	Small Loan Lender License/Lender's License	20204114LL
South Carolina	Supervised Lender	S-9130
Texas	Regulated Lender License	Pending
Vermont	Lender License	7530
Virginia	Consumer Finance License	Exemption per Rate Trigger
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger

Table 1. NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in these states.

NEIF Background

NEIF's mission and strategic focus

- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.
- Strategic focus:
  - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
  - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
  - **Resilience —** NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.
  - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products, and programs.

NEIF's distinction

- Experienced leadership and staff who have previously built, operated, and transitioned innovative and successful energy finance businesses.
- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance, and technology.
- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance, and accountability.
- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.
- Fully audited with ongoing and annual CPA review of financial statements, processes, and procedures.
- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.
- Fully compliant processes for loan origination, servicing, and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.
- Offering loans to customers of NEIF-approved contractors, providing training to contractors, working capital to support small businesses, job development, and help to increase their sales.
- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing, and payment processing.

NEIF's current operating status

- Servicing over $22 million in loans across nearly 5,000 completed energy efficiency projects, and hosts a contractor network of 825 companies as of September 2020.
- Offering commercial loan programs nationally and residential lending programs in 22 states in the Northeast, Mid-Atlantic, Southeast, Gulf Coast, and California.
- Currently operating special programs in partnership with state government and utilities in Maine, California and Pennsylvania.
- Holds administrative program contracts with Efficiency Maine, Xcel Energy, AEP Ohio, Rocky Mountain Power, Eversource and many others.
- Successfully raised over $4.7 million in first stage capital from energy funds and individuals which includes investment by management of over $1.25 million.
- In May 2020, acquired and integrated MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation operating in the Southeast U.S. MyStrongHome Insurance launched its new website and expanded offering in the fourth quarter of 2020 and has aligned with Assure Alliance to offer a broader range of insurance products and services to home and business owners.
- NEIF maintains exclusive partnerships with manufacturers, distributors, and trade associations such as Energy Kinetics, Rheem distributors, Building Performance Association, and Pearl Certification to provide financing to their customers and members.
- NEIF's proprietary commercial finance portal features custom-branded finance proposals, customer pre-screen, rate buy-downs, sponsor-specific project tracking and the ability to fund projects via multiple different lenders. NEIF is integrating this advanced technology into its established residential lending and reporting systems.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication. Knowledgeable service. Straightforward technology.
- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.
- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.
- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.
- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.
- **Generic and limited products —** Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).
- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types
- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.
- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.
- **Contractors —** Bridge financing for HVAC, roofing, lighting and other contractors.
- **Governments, Utilities, Manufacturers, Distributors, and Programs —** Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services
- **Lending to consumer and commercial customers —** Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.
- **Bridge financing for contractors —** Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.
- **Program administration services —** Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.
- **Property Insurance based on resilience —** Insurance services for homeowners, which provide reduced premiums after resiliency upgrades such as roofs that are fortified against hurricane-force winds.

NEIF brings its products to market through four channels
- **Manufacturers, Distributors and Industry Associations —** Partnering with industry leaders such as Energy Kinetics, Rheem distributors, ATAS Roofing, Pearl Certification, BPI, Building Performance Association, and CEMA.

- **Direct to Contractor —** Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.
- **Government Efficiency and Resilience Programs —** Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Treasury, Philadelphia Energy Authority, and US Department of Energy.
- **Utilities and Insurance Companies —** Administering targeted financing programs for utilities such as Eversource, AEP Ohio, Xcel Energy, etc. and resilience-related programs for insurance companies.

Industry background

Residential Financing Market
- The annual home improvement market is $250 billion.
- 15% of this is financed with point of purchase financing.
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %") with high costs to the contractors.
- NEIF focuses on transparent, fixed-rate installment financing with no cost to the contractor.
- NEIF required share of the market to hit its planned maximum volume is a 0.25% (less than quarter of one percent)
- Additional market data is included in the attached supporting materials in Appendix 4.

Financing options for core energy and resiliency improvements remain unfocused and fragmented
- 80% of all energy-related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.
- For many homeowners, these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.
- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.
- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.
- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.
- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.
- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

NEIF's Focus

NEIF prioritizes resilience and has acquired and begun integrating MyStrongHome (MSH)
- MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation, is an innovative platform that operates primarily in the Southeastern U.S.
- The MSH platform finances and leverages discounts on insurance premiums for home roofing, windows, and exteriors against hurricanes and other extreme weather events. MSH assists homeowners by providing affordable financing for resilient improvements that meet the standards of the FORTIFIED for Safer Living Program of the Insurance Institute for Business and Home Safety.
- The cost of financing is reduced by saving on insurance premiums for homes that meet the FORTIFIED standard.
- NEIF provides resilience financing for battery storage, generators and related improvements. NEIF is providing battery storage financing as a resilience measure against California wildfires.

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience
- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.
- The team has collectively completed over $800 million in energy lending.

- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.
- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.
- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.
- Margot Brandenburg, Senior Advisor - Former founder of MyStrongHome, with over 10 years of industry experience and experience in mission-driven business and non-traditional finance. She is currently a Senior Program Manager in the Mission's Investment Team at the Ford Foundation, and was formerly Senior Associate Director at the Rockefeller Foundation. She is the co-author of the book The Power of Impact Investing.
- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.
- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.
- Heather Braithwaite, Vice President, Commercial Finance – Previously led State and Utility engagements to establish finance programs while at Harcourt Brown and Carey. Operated NEIF and HBC Energy Capital Commercial Finance Programs. Heather has over 10 years of industry experience.
- Randy Bak, Senior Director, Business Development - Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba and other technology companies.
- Greg Burns, Director, Business Development – Previously channel development for Renew Financial and AFC First. Extensive Energy Industry experience with StarGas and others.
- Les Robertson, Director, Insurance Services – Over 20 year of experience in operating property casualty agencies and programs, including the MyStrongHome products.
- NEIF currently has 17 employees.

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.
- NEIF is well-known in the energy industry and works closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, P&N Distribution (Rheem), PECO, WHEEL, FannieMae National EnergyLoan, HUD PowerSaver, California Treasurer & Utilities, Kentucky Home Performance, Maryland Clean Energy Fund, Delaware Sustainable Energy Utility, Illinois Energy Association. West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, ATAS International, Knauf Insulation, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, and AEP Ohio.

NEIF's business model combines recurring revenue and transaction fees
- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan placement, insurance commissions and other services.
- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools. NEIF retains ownership, for the life of the loan, of a loan servicing spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.
- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.
- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.
- A $25 million servicing portfolio generates about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87 month average life and 2.49% spread.
- NEIF originates commercial transactions (and soon residential loans) for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).
- NEIF-MSH Insurance, LLC, a wholly-owned subsidiary of NEIF, is a property & casualty insurance agency that earns insurance commissions on homeowner insurance premiums for policies associated with the MyStrongHome program for resilient home improvements such as roofing. Plans are underway to broaden the carriers, programs and footprint of the agency.
- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.
- NEIF is a 50% owner and administer of RB Funding, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations
- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.
- Alliances and integration with state green banks, utilities and others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.
- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.
- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance
- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.
- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 1.25 applications per month for each approved contractor, with a pull through rate of .35%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.



Figure 2: Loan Servicing Portfolio including 2019 and 2020 actuals and projections for 2021-2025

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics.

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 737. Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 60-day delinquency for all standard NEIF loans is less than 1.0%, (anticipated losses are 0.90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-to-moderate income borrowers – representing more than 45% of the NEIF loan portfolio AND maintains an industry-leading low delinquency rate. NEIF 30-day past-due loans as of 09/30/20 are less than 0.75% of portfolio vs. the national average of 1.83% based on Federal Reserve data: https://www.federalreserve.gov/releases/chargeoff/delallsa.htm

- Diversified projects: 64% of NEIF's loans have been for efficient heating, cooling and related improvements and 36% have been for insulation and other energy and resiliency measures.

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data: https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF, 18.54% have been for low income (less than 80% of Area Median Income), 24.92% have been for moderate income (between 80% and 120% of Area Median Income) and 56.54% have been for above moderate income (greater than 120% of Area Median Income.

NEIF's 2019-2020 Highlights

- Over $22 million in residential loans being serviced
- Expanded Efficiency Maine financing program
- B Corporation ® Certification achieved in August 2019
- EnergyPlus Loan financing expanded into 22 states from Maine to Florida
- Selected as Home Improvement Expert Partner by U.S. Department of Energy
- Entered resilience financing market with My Strong Home in Southeast U.S.
- Signed Sponsor/Partner agreements with Corning Natural Gas, P&N (Rheem), NAPAC, WinSupply, Pearl, Sealed
- Completed acquisition of My Strong Home
- Launched Solarize Philly with Philadelphia Energy Authority, and programs with AEP Ohio, Sealed, CEMA and NYSEC, preliminary work for Keystone HELP
- Launched a new commercial finance program with Eversource Energy in Connecticut, New Hampshire and Massachusetts
- Launched financing program for Orange & Rockland commercial utility customers
- Awarded contract to provide multi-family financing at subsidized rates for Los Angeles County
- Awarded contract to provide financing to Xcel Energy Colorado customers
- 3x increase in number of commercial finance proposals year over year
- Launched newly enhanced commercial finance portal and new working capital finance program offer for contractors
- In 2020, NEIF listed three Regulation Crowdfunding offerings on Raise Green Inc.'s Investment Marketplace, raising $268,000

Directors and Officers

Directors

Peter J. Krajsa

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Matthew H. Brown

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Officers

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Peter J. Krajsa

Peter Krajsa, Co-Chair and Founder is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans, the Connecticut Solar Leasing program which is the nation's first state sponsored solar leasing program, and many other state, utility and manufacturer financing programs, including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Employer: National Energy Improvement Fund, LLC

Title: Co-Chair and Founder, Managing Member

Dates of Service: July 2017-present

Employer: Renew Financial

Title: Executive Vice President

Dates of Service: October 2015-March 2017

Employer: AFC First Financial Corporation

Title: Chairman and CEO

Dates of Service: May 1978-October 2015

Matthew H. Brown

Matthew Brown, Co-Chair and Founder has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development has led to the development of multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair of the Board and Founder, Managing Member
> Dates of Service: July 2017-present

> Employer: Harcourt Brown and Carey
> Title: Founder and Principal
> Dates of Service: January 2011 – present

Laura Nelson

Laura Nelson, Chief Operating Officer & Founding Member - has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO, she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

> Employer: National Energy Improvement Fund, LLC
> Title: Chief Operating Officer
> Dates of Service: July 2017-present
> Oversees all operations including lending, compliance and regulatory matters.

> Employer: Renew Financial
> Title: VP–Financial Operations
> Dates of Service: October 2015-June 2017

> Employer: AFC First Financial Corporation
> Title: Chief Financial Officer
> Dates of Service: February 2011-October 2015

Tessa Shin

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

> Employer: National Energy Improvement Fund, LLC
> Title: VP– Lending and Programs
> Dates of Service: July 2017-present

> Employer: Renew Financial
> Title: Director of Unsecured Lending
> Dates of Service: October 2015-June 2017

> Employer: AFC First Financial Corporation
> Title: Director of Lending and Programs
> Dates of Service: February 2011-October 2015

Teri Stoffey

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

> Employer: National Energy Improvement Fund, LLC
> Title: VP– Accounting and Servicing
> Dates of Service: July 2017-present

> Employer: Renew Financial
> Title: Accounting Manager

Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Director of Process and Reporting

Dates of Service: November 2011-October 2015

Heather Braithwaite

Heather Braithwaite, Vice President – Commercial Finance manages business development and program management for NEIF Commercial Energy Finance and Rebate Bridge. She has been a Senior Associate with Harcourt Brown and Carey and project manager for HBC Energy Capital where she has worked across all financing sectors, including residential, commercial and government delivered through utility and contractor channels. Heather holds a degree in Environmental Studies with a focus in sustainability from the University of Colorado at Boulder and an MBA from Pinchot University, Seattle WA that focuses on sustainable systems.

Employer: National Energy Improvement Fund, LLC

Title: VP– Commercial Finance

Dates of Service: July 2017-present

Employer: Harcourt, Brown and Carey

Title: Senior Associate

Dates of Service: October 2011-June 2017

Risk Factors

Company Risks

Limited operating history — The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company — As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown, whether resulting from the current COVID-19 pandemic or otherwise, could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay interest and principal on the Notes. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay interest and principal on the Notes.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Notes).

Unsecured Fixed Income Note Risk

Fixed income has risk — With unsecured fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). This is unlike an equity "common stock" investment where there is no promise by the Company to pay you a set amount. However, while there is this promise, if a Company goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. In addition, because the amounts payable on the Notes are fixed amounts, a Note holder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Subordination risk — The Notes are unsecured and subordinated to ALL other present, and potentially future, obligations of the Company except for the Class C Units and the Class D Units of the Company. As used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse to in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business. Without limiting the foregoing and for the avoidance of doubt, the payment obligations and/or indebtedness evidenced by the Notes, including the principal and interest due and payable thereunder, shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the Class C Units and Class D Units; and (ii) all existing claims of creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "Senior Obligations"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include: (i) the Notes, (ii) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Notes. The Notes are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries, or affiliates of the Company.

Valuation risk — While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk — Interests fluctuate over time and may go up or go down. If interest rates go up (for example, from 5% to 6% for a similar investment) in the future, your investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call risk — The Notes, at the option of the Company, can be redeemed at any time with 30 days' notice. The Company is obligated to give you your initial principal investment back plus any interest that is accrued. However, when you go to reinvest your money, current interest rates may be lower, and your new investment will carry a lower interest rate.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Ownership and Capital Structure

Beneficial Owners

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Peter J. Krajsa	Class C Common 331.52 Class D Common .05	50%	50%
Matthew H. Brown	Class C Common 331.52 Class D Common .05	50%	50%

Table 2. Beneficial Owners' ownership percentages as of February 22, 2021

Capital Structure

This is the Capital Structure of NEIF as of February 22, 2021.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Common Units	Class C 663.04	663.04	yes
	Class D 372.96	372.96	yes
Preferred Units	Class A 100.00	1.00	no
	Class B 100.00	89.16	no
	Class E 15.00	12.67	no
Debt Securities	Regulation CF	268.00	no

Table 3. Capital Structure

A Preferred Equity Offering of A and B classes is underway but, as of October 1, 2020, is not completed. See Exempt Offerings below.

Indebtedness

The company has warehouse and operating lines of credit, loans from officers and forgivable PPP loans. The company also has subordinated debt raised in its initial Regulation CF offering.

Creditor(s) Date 12/31/2020	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Hatch Bank	$0.00	LIBOR plus 3.5%	April, 2021 with provisions for annual	Warehouse line of credit, used to fund loans prior to sale to Hatch Bank. Total amount available: $1,000,000

			renewal	
Amalgamated Bank	$200,000	Prime Rate plus 1%	January 2021 with provisions for annual renewal	Operating line of credit that is available for NEIF to draw upon and pay back as needed. Secured by the cash flows in the Maine program. Total amount available: $350,000
Loan from Officers	$140,000	4.75%	No maturity date	Interest only, payable upon demand
FirstTrust Bank	$294,900	---	---	PPP loans, anticipated 100% forgiveness
Climate Action Investment Notes	$268,000	5.00%	January 1, 2026	Quarterly coupon payments

Table 4. Material indebtedness of the Issuer as of 12.31.2020

Exempt offerings conducted by the issuer within the past three years

The Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $4.734 million as of December 2020. These offerings are exempt from registration with the SEC, considered private offerings under Regulation D and not available publicly. As referenced in the Capital Structure section, the Company is currently seeking additional investment in Preferred Stock A and B shares. The Company has also conducted two Regulation Crowdfunding offerings of Climate Action Investment Notes through Raise Green, Inc.'s investment portal as noted in the table below.

Date of Offering (as of 02/22/2021)	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds
December 22, 2017 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (A,B,E) and common equity	$4,835,000 (offering is not complete)	Company's general operations and operating expenses
October 1, 2020 - December 31, 2020	Regulation CF	Climate Action Investment Notes	$97,000	Program expansion including

		(Subordinated Debt)		personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
July 10, 2020 - August 12, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$109,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
August 17, 2020 - September 16, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$62,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs

Table 5. Exempt Offerings conducted by the issuer within the past three years

Financial Condition

NEIF was organized in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase through 2022, when NEIF is, based on information currently available as well as certain assumptions from the management team, projected to achieve positive returns when total loans being serviced approach $75 million. Investment has been, and continues to be, made in technology and product development during this period and development is on plan with the company now operating energy efficiency and resilience programs in 22 states and commercial programs nationally.

Revenues (increase/decrease, etc. drivers)

NEIF's revenues are based on a mix of residential, commercial, and service income streams.

These include recurring revenue derived from the servicing of consumer and commercial loans (collected monthly from each loan being serviced); program delivery and administration contracts from utilities, states, and others; subscriptions for premium services; and insurance commissions from resilience-based insurance agency. Project Fee Revenue is derived from transaction fees paid upon funding of commercial energy improvements, loan origination and documentation fees, bridge financing service and related fees, and management fees for resilient roofing retrofits.

NEIF derives its primary revenue in its commercial financing from brokerage fees paid by banks and other lenders where it places loans. NEIF currently places loans with twelve lenders and assumes no credit risks. Its other primary revenue stream is a dozen retainer agreements with utilities who contract with NEIF to administer their lending programs for small business customers.

NEIF earns revenue from its investment in RB Funding by providing interim financing to contractors for rebate funds due them and other cash-flow related issues. Capital for these programs is provided by EnergyOne Finance, the other 50% owner of RB Funding, NEIF bears no credit risk on the financings and earns revenue primarily from administrative fees.

The acquisition of the MyStrongHome resilience platform provides another channel of residential loan origination and an expansion into the southeast U.S. NEIF will also earn fee revenue from insurance commissions.

Overall revenue in 2020 increased 36% over 2019. This was due to an increase in loans being serviced and the resulting cash income derived from monthly servicing fees. Commercial transaction fee revenue and rebate program revenue increased by 10% from 2019 to 2020. as a result of additional projects being financed and additional retainer contracts with utilities.

While NEIF loan volume and cash revenue have both increased through the pandemic period, some program launches have been delayed and this may impact our full year 2020 forecast and the remaining 5 year projections.

Costs of Products Sold, Expenses

NEIF acts as the licensed funding lender for its residential programs, it funds loans from its own capital, from warehouse lines of credit or from funds held by NEIF on behalf of others. NEIF then periodically sells the underlying loans to capital sources where it has forwarded purchase commitments and retains a recurring revenue "spread" earned for the loan servicing and program administration.

Operating expenses are largely due to the investment in personnel, technology and capital costs during the start-up period. Operating expenses increased by 17% from 2019 to 20120 with the largest increases being planned investments in personnel and technology. While staffing is now fully stable and able to support revenue growth, additional hiring is anticipated to support new programs. Investments in technology will also increase to provide enhanced program delivery.

Net Income

The bulk of NEIF's revenue is earned from servicing and program administration fees earned on the servicing book. NEIF incurs program setup and operating program costs while related income ramps up.

This means that NEIF will incur operating losses until the servicing book is large enough to cover program costs. It is anticipated this will occur in late 2021.

NEIF's net income decreased by 6% primarily due to revenue from program launches lagging behind startup expenses for those programs. As the servicing book increases, this disparity is projected to be eliminated.

COVID-19 Update

NEIF loan volume and cash revenue have both increased through the pandemic period and expenses are lower than budgeted; however, some program launches have been delayed which may impact our full-year 2020 actual financial results and the remaining 5-year projections.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF — The Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Related Party Transactions – There were no related party transactions, as defined.

Reporting Compliance - The issuer or any of its predecessors previously have not failed to comply with the ongoing reporting requirements of § 227.202.

Balance Sheet 2020 (Audited)

		2020		2019
Assets				
Cash and equivalents	$	919,186	$	623,044
Loan servicing fees receivable	$	111,557	$	60,904
Other receivables	$	15,050	$	10,150
Loans held for resale	$	7,023	$	85,210
Prepaid expenses	$	16,802	$	18,344
Loan servicing asset	$	1,013,882	$	700,220
Furniture and equipment, net	$	28,433	$	40,600
Intangibles, net	$	181,894	$	63,815
Security deposits	$	7,000	$	7,000
Investment in RB Funding, LLC	$	109,277	$	43,467
Limited-use assets, restricted cash	$	902,883	$	771,889
	$	3,312,987	$	2,424,643
Liabilities				
Note payable, bank line of credit	$	203,500		
Accrued expenses	$	40,683	$	33,139
Amounts due on serviced loans	$	1,047,565	$	812,094
Loan loss reserve	$	92,047		
Deferred revenue			$	9,000
PPP loan payable	$	247,100		
Subordinated debt	$	171,000		
Due to preferred members	$	49,796	$	34,726
Due to common members	$	516,339	$	288,461
Member earnout payable	$	335,987	$	36,586
	$	2,704,017	$	1,214,006
Members' Equity				
Class A Preferred	$	30,000		
Class B Preferred	$	2,575,000	$	1,975,000
Class E Preferred	$	380,000		
Class C Common	$	500,000	$	500,000
Class D Common	$	1,250,000	$	1,250,000
Accumulated Deficiency	$	(4,126,030)	$	(2,514,363)
Total Members' Equity	$	608,970	$	1,210,637
Total Liabilities and Member's Equity	$	3,312,987	$	2,424,643

Statement of Operations & Projections	2019 Audited	2020 Audited	2021 Proj	2022 Proj	2023 Prog	2024 Proj	2025 Proj
Revenue							
Loan servicing fees	$ 425,059	$ 559,824	$ 943,699	$ 1,750,453	$ 2,677,449	$ 3,800,498	$ 5,175,747
Commercial fees	$ 134,461	$ 146,665	$ 333,502	$ 555,727	$ 813,917	$ 1,094,626	$ 1,583,779
Rebate income	$ 126,107	$ 158,571	$ 294,982	$ 387,992	$ 437,199	$ 492,647	$ 555,127
Insurance income	$ -	$ -	$ 38,615	$ 83,584	$ 162,347	$ 302,078	$ 511,071
Gain on loan servicing rights	$ 181,090	$ 313,662	$ 963,444	$ 1,211,597	$ 1,377,841	$ 1,741,071	$ 1,924,530
Total Revenue	$ 866,717	$ 1,178,722	$ 2,574,242	$ 3,989,354	$ 5,468,753	$ 7,430,920	$ 9,750,255
Total Expenses	$ 2,145,083	$ 2,532,815	$ 3,246,907	$ 3,743,082	$ 4,199,472	$ 4,966,481	$ 5,684,643
Net Profit	$ (1,278,366)	$ (1,354,093)	$ (672,665)	$ 246,272	$ 1,269,280	$ 2,464,439	$ 4,065,612

NATIONAL ENERGY IMPROVEMENT FUND, LLC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended
December 31, 2020 and 2019

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants





REGAN, LEVIN, BLOSS, BROWN & SAVCHAK, P.C.

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Joel A. Ronco, CPA

Darian Allen, CPA, CITP
Director
Frank M. Brown, CPA
Emeritus
John A. Savchak, CPA, CVA
Emeritus
Jay H. Fasnacht, CPA
1935-2018

INDEPENDENT AUDITOR'S REPORT

To the Members
National Energy Improvement Fund, LLC
and Subsidiaries
Allentown, PA

We have audited the accompanying consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (Pennsylvania limited liability companies), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of National Energy Improvement Fund, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

702 Hamilton St. ■ Suite 200
Allentown, PA 18101
610-434-7700 ■ *Fax:* 610-434-9577

400 Northampton St. ■ Suite 404
Easton, PA 18042
484-546-0650 ■ *Fax:* 484-546-0652

814 Main St. ■ Suite 100
Stroudsburg, PA 18360
570-421-7434 ■ *Fax:* 570-421-0456

EXCELLENCE in BUSINESS Award Winner
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rlbaccountants.com | info@rlbaccountants.com

Strength in Numbers

Member: American Institute of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Fund, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of National Energy Improvement Fund, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about National Energy Improvement Funds LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

2

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The schedules on pages 23 to 28 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. The consolidating information on pages 24 to 28 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Regan Levin Bloss Brown & Savchak, P. C.

Allentown, PA
February 24, 2021

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Cash and equivalents	$	919,186	$	623,044
Loan servicing fees receivable		111,557		60,904
Other receivables		15,050		10,150
Loans held for resale		7,023		85,210
Prepaid expenses		16,802		18,344
Loan servicing asset		1,013,882		700,220
Furniture and equipment, net		28,433		40,600
Intangibles, net		181,894		63,815
Security deposits		7,000		7,000
Investment in RB Funding, LLC		109,277		43,467
Limited-use assets, restricted cash		902,883		771,889
Total assets	$	3,312,987	$	2,424,643

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)
December 31, 2020 and 2019

Liabilities and Members' Equity	2020	2019
Liabilities:		
Note payable, bank line of credit	$ 203,500	$ —
Accrued expenses	40,683	33,139
Amounts due on serviced loans	1,047,565	812,094
Loan loss reserve	92,047	—
Deferred revenue	—	9,000
PPP loan payable	247,100	—
Subordinated debt	171,000	—
Due to preferred members	49,796	34,726
Due to common members	516,339	288,461
Member earnout payable	335,987	36,586
Total liabilities	2,704,017	1,214,006
Members' equity:		
Class A preferred units, no par value; 100 units authorized, 1.00 issued and outstanding at December 31, 2020	30,000	—
Class B preferred units, no par value; 100 units authorized, 85.83 and 65.83 issued and outstanding at December 31, 2020 and 2019, respectively	2,575,000	1,975,000
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding at December 31, 2020	380,000	—
Class C common units, no par value; 663.04 units authorized, issued and outstanding at December 31, 2020 and 2019	500,000	500,000
Class D common units, no par value; 372.96 units authorized, issued and outstanding at December 31, 2020 and 2019	1,250,000	1,250,000
Accumulated deficiency	(4,126,030)	(2,514,363)
Total members' equity	608,970	1,210,637
Total liabilities and members' equity	$ 3,312,987	$ 2,424,643

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue:		
Loan servicing fees	$ 559,824	$ 425,059
Commercial fees	146,665	134,461
Rebate income	70,950	69,200
Gain on loan servicing rights	313,662	181,090
Total revenues	1,091,101	809,810
Operating expenses	2,506,753	2,143,606
Operating loss	(1,415,652)	(1,333,796)
Other income (expense):		
Income from investment in affiliate	87,621	56,907
Interest expense	(26,062)	(1,477)
Net loss	$ (1,354,093)	$ (1,278,366)

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2020 and 2019

| | Preferred Units | | | Common Units | | Accumulated | |
	Class A	Class B	Class E	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2019	$ —	$ 1,465,000	$ —	$ 500,000	$ 1,150,000	$ (1,016,337)	$ 2,098,663
Units issued	—	510,000	—	—	100,000	—	610,000
Common member distributions	—	—	—	—	—	(99,374)	(99,374)
Preferred member distributions	—	—	—	—	—	(120,286)	(120,286)
Loss	—	—	—	—	—	(1,278,366)	(1,278,366)
Ending balances, December 31, 2019	$ —	$ 1,975,000	$ —	$ 500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637
Units issued	30,000	600,000	380,000	—	—	—	1,010,000
Common member distributions	—	—	—	—	—	(92,539)	(92,539)
Preferred member distributions	—	—	—	—	—	(165,035)	(165,035)
Loss	—	—	—	—	—	(1,354,093)	(1,354,093)
Ending balances, December 31, 2020	$ 30,000	$ 2,575,000	$ 380,000	$ 500,000	$ 1,250,000	$ (4,126,030)	$ 608,970

See accompanying notes to financial statements.

7

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (1,354,093)	$ (1,278,366)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization expense	37,274	28,629
Non-cash rent expense	—	74,305
Income from investment in affiliate	(87,621)	(56,907)
Changes in assets and liabilities:		
Loan servicing fees receivable	(50,653)	70,180
Other receivables	(4,900)	(1,856)
Loans held for resale	78,187	(85,210)
Prepaid expenses	1,542	92
Loan servicing asset	(313,662)	(181,090)
Accounts payable	—	(201)
Accrued expenses	7,544	(8,053)
Amounts due on serviced loans	104,477	15,795
Loan loss reserve	92,047	—
Deferred revenue	(9,000)	(9,000)
Member earnout payable	299,401	(17,442)
Net cash used in operating activities	(1,199,457)	(1,449,124)
Cash flows from investing activities:		
Purchase of intangible assets	(143,186)	(18,590)
Dividends received from affiliate	21,811	19,604
Net cash provided by (used in) investing activities	(121,375)	1,014
Cash flows from financing activities:		
Net borrowing from line of credit	203,500	—
Proceeds from PPP loan	247,100	—
Proceeds from subordinated debt	171,000	—
Advances from common members	227,878	288,461
Member contributions received	1,010,000	610,000
Payments of member distributions	(242,504)	(210,572)
Net cash provided by financing activities	1,616,974	687,889
Net increase (decrease) in cash	296,142	(760,221)
Cash, beginning	623,044	1,383,265
Cash, ending	$ 919,186	$ 623,044

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Statements of Cash Flows (Continued)
Years Ended December 31, 2020 and 2019

	2020	2019
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 771,889	$ 505,697
Net cash proceeds provided by third parties		
to fund consumer loans	58,209	235,327
Net cash proceeds reserved for member distributions	72,785	30,865
Restricted cash, ending	$ 902,883	$ 771,889

See accompanying notes to financial statements.

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

1.   Nature of Operations and Summary of Significant Accounting Policies:

The consolidated financial statements of National Energy Improvement Fund, LLC and Subsidiaries (the "Company") include the accounts of National Energy Improvement Fund, LLC and two wholly owned subsidiaries acquired in May 2020 as follows:

> NEIF-MSH Financial, LLC
> NEIF-MSH Insurance, LLC

The Company originates unsecured loans for energy-efficient home improvements on behalf of the state of Maine as well as for Hatch Bank and provides loan servicing at agreed-upon interest margins for those loans as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor. Additionally, the Company receives insurance commissions as a licensed insurance agency through its subsidiary NEIF-MSH Insurance, LLC.

National Energy Improvement Fund, LLC is organized as a Pennsylvania limited liability company with two types of common membership and three types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 13.

Each of the two subsidiaries is organized as a single-member Pennsylvania limited liability company, wholly owned by National Energy Improvement Fund, LLC.

The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

Revenue Recognition Policy
The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio.

Disaggregation of Revenue from Contracts with Customers
For the years ended December 31, 2020 and 2019, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

	2020	2019
Performance obligations satisfied at a point in time	$ 217,615	$ 203,661
Performance obligations satisfied over time	873,486	606,149
	$1,091,101	$ 809,810

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers and income from rebates and dealer charges.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gain on those servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers and income from rebates and dealer charges, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable

Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

Loan Servicing Asset

The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company

The Company owns a 50% interest in RB Funding, LLC, an entity organized to administer various state energy loan rebate programs. The investment is recorded using the equity method of accounting for investments in affiliates.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $97,494 and $20,116 for the years ended December 31, 2020 and 2019, respectively.

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2020, for items that could potentially be recognized or disclosed in

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

these financial statements. The evaluation was conducted through February 24, 2021, the date these financial statements were available for issuance.

Adoption of New Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

There was no required adjustment to retained earnings as a result of applying this ASU for the year ended December 31, 2019.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2020	2019
Balance at beginning of year	$ 700,220	$ 519,130
Loan servicing rights capitalized at fair market value, net	313,662	181,090
Balance at end of year	$1,013,882	$ 700,220

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 40% investment in RB Funding, LLC, consist of an original investment of $2,500 plus income recognized on the equity method of accounting amounting to $87,621 and $56,907 for the years ended

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

December 31, 2020 and 2019, respectively, minus dividends received amounting to $21,811 and $19,604 in the years ended December 31, 2020 and 2019.

4.   Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

	2020	2019
Computer equipment	$ 27,634	$ 27,634
Office furniture	31,953	31,953
Leasehold improvements	3,748	3,748
	63,335	63,335
Less: accumulated depreciation	34,902	22,735
	$ 28,433	$ 40,600

Depreciation expense amounted to $12,167 for the years ended December 31, 2020 and 2019.

5.   Intangible Assets-Startup Costs:

The Company began operations in July 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $18,590 and $64,140 during the years ended December 31, 2019 and 2018, respectively. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $38,805 and $22,050 as of December 31, 2020 and 2019, respectively. Amortization expense amounted to $16,755 and $16,462 for the years ended December 31, 2020 and 2019, respectively.

6.   Operating Leases:

The Company leases a copier under a 36-month operating lease dated January 2018. The lease requires monthly payments in the amount of $268. Rental expense related to the copier amounted to $3,221 for the years ended December 31, 2020 and 2019.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

In December 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental payments beginning in February 2018 and continuing until January 2023. The lease requires monthly payments of $6,245 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease is accounted for on the straight-line method over the life of the lease and amounted to $78,269 for the years ended December 31, 2020 and 2019. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $9,800 and $10,842 as of December 31, 2020 and 2019, respectively.

Future minimum annual rental payments under the operating lease obligations are as follows:

2021	$	81,690
2022		84,141
2023		7,029
	$	172,860

7. Limited-use Assets – Cash:

Limited-use assets include cash related to Keystone HELP, the Maine Power Saver and Efficiency loans and loans from Hatch Bank and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $799,233 and $741,024 as of December 31, 2020 and 2019, respectively.

Pursuant to the acquisition of the Keystone HELP loan servicing portfolio, the Company is obligated to pay certain members of the limited liability company based on an earnout formula which was agreed to by the seller of the portfolio. Cash in the amount of $11,603 and $30,865 has been restricted for payment of this obligation as of December 31, 2020 and 2019, respectively.

The Company has accrued $25,890 and $36,586 in connection with this obligation as of December 31, 2020 and 2019, respectively (see Note 12).

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

8.   Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December 2020 and 2019 that are due and payable to the underlying holder of the loans during the months ending January 2021 and 2020, respectively.

9.   Subordinated Debt:

Beginning in 2020, the Company is obligated to investors for unsecured subordinated investment certificates with the following interest and repayment provisions:

Raise Green – First Issue, fixed rate of 5% payable quarterly with five-year maturity	$ 109,000
Raise Green – Second Issue, fixed rate of 5% payable quarterly with five-year maturity	62,000
Balance at end of year	$ 171,000

These obligations of the Company are subordinated to all present and future borrowings by the Company from financial institutions, including the indebtedness under Long-term Debt, described in Note 10.

10.   Long-term Debt:

The Company was granted a loan in the amount of $247,100 pursuant to the Paycheck Protection Program ("PPP"). The loan, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), was in the form of a note dated April 23, 2020 which matures on April 23, 2022 and bears interest at a rate of 1.0% per annum, payable monthly which was scheduled to begin November 23, 2020. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company has a deadline of August 2021 to apply for forgiveness and repayments are currently deferred pending such application for and grant of forgiveness.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The aggregate annual maturities of long-term debt as of December 31, 2020, are as follows:

Years ending December 31,	
2021	$ 153,062
2022	94,038
	$ 247,100

11. <u>Commitments and Contingencies</u>:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company. The cash is included in cash and equivalents and is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

12. <u>Related Party Transactions</u>:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $58,168 and $78,944 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2020, $25,890 was included in the balance sheet as member earnout payable and is expected to be paid in April 2021. At December 31, 2019, $36,586 was shown on the balance sheet as member earnout payable and was paid in April 2020.

During the year ended December 31, 2019, the two Class C members loaned a combined $140,000 to the Company. During the year ended December 31, 2020, $55,000 was repaid and an additional $50,000 was loaned to the Company. The notes are due on demand, bear interest ranging from 4.25% to 5% per annum, and are included in due to company members in the accompanying consolidated

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

balance sheet. Interest expense amounted to $9,045 and $1,477 for the years ended December 31, 2020 and 2019, respectively.

The Company has accrued certain guaranteed payments in addition to incurring liabilities for expenses advanced by several Class C members amounting to $381,339 and $148,461 as of December 31, 2020 and 2019, respectively. Such amounts are included in due to common members in the accompanying consolidated balance sheet.

13. <u>Members' Equity:</u>

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There was one Class A unit issued at December 31, 2020. There were no Class A units issued at December 31, 2019.

Total dividends declared for the Class A unit holders amounted to $560 for the year ended December 31, 2020 of which $300 was accrued as of December 31, 2020.

Class B Preferred Term Units

The Company has 100 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 85.83 and 65.83 Class B units issued at December 31, 2020 and 2019, respectively, with an aggregate investment amounting to $2,575,000 and $1,975,000 at December 31, 2020 and 2019, respectively.

Total dividends declared for the Class B unit holders amounted to $154,041 and $120,286 for the years ended December 31, 2020 and 2019, respectively of which $42,846 and $34,726 was accrued as of December 31, 2020 and 2019, respectively.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Class C Common Units

The Company has 663.04 authorized and issued Class C units requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $71,866 and $78,701 for the years ended December 31, 2020 and 2019, respectively.

Class D Limited Common Units

The Company has 372.96 authorized and issued Class D units requiring no specific investment. The units are entitled to discretionary annual distributions after Class A, B and E unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,250,000 as of December 31, 2020 and 2019. Total dividends declared and paid for the Class D unit holders amounted to $20,673 for the years ended December 31, 2020 and 2019.

During the year ended December 31, 2019, the 20.72 shares of Class C Common Units were exchanged for the same amount of shares of Class D Common Units to facilitate the investment of an additional $100,000 by a new investor.

Class E Preferred Term Units

The Company has 100 authorized Class E units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class E units have no voting rights. There were 12.67 Class E units issued at December 31, 2020, with an aggregate investment amounting to $380,000 at December 31, 2020. There were no Class E units issued at December 31, 2019.

Total dividends declared for the Class E unit holders amounted to $10,434 for the year ended December 31, 2020, of which $6,650 was accrued as of December 31, 2020.

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

14. Acquisitions:

In April, 2020, the Company formed two wholly owned limited liability companies, NEIF-MSH Financial, LLC ("NEIF Financial") and NEIF-MSH Insurance, LLC ("NEIF Insurance") for the purpose of acquiring MSH Financial, LLC and MSH Insurance, LLC, respectively.

NEIF Financial acquired cash from MSH Financial, LLC in the amount of $166,911 in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Financial through December 31, 2030.

The estimated present value of the future cash flows to be paid to the seller of MSH Financial amounted to $195,662 and is reflected as an earnout payable in the balance sheet at December 31, 2020. Goodwill in the amount of $28,751 was recorded as part of this transaction and is reflected as an intangible asset in the balance sheet at December 31, 2020.

Goodwill is being amortized over ten years and amortization expense amounted to $1,677 for the year ended December 31, 2020.

NEIF Insurance acquired the equity in MSH Insurance, LLC in exchange for estimated future earnout payments amounting to 20% of the profits to be generated by NEIF Insurance through December 31, 2020. No other assets or liabilities were acquired in this transaction.

The estimated present value of the future cash flows to be paid to the seller of MSH Insurance amounted to $114,435 and is reflected as an earnout payable in the balance sheet at December 31, 2020. Goodwill in the amount of $114,435 was recorded as part of this transaction and is reflected as an intangible asset in the balance sheet at December 31, 2020.

Goodwill is being amortized over ten years and amortization expense amounted to $6,675 for the year ended December 31, 2020.

15. Loan Loss Reserve:

In February 2020, the Company acquired a loan servicing portfolio from a third-party in the amount of $344,769. Pursuant to the transaction, the Company received $98,162 in cash collateral from that third party which was recorded as a

(Continued)

Notes to Consolidated Financial Statements
December 31, 2020 and 2019

loan loss reserve. At December 31, 2020, this loan servicing portfolio amounted to $247,486 and the collateralized cash remaining in restricted cash and the loss reserve each amounted to $92,047.

16. Uncertainties:

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which might negatively impact the Company's operations. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, and its impact on the Company's clients, vendors and employees, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition and operations is uncertain.

17. Reclassifications:

Certain amounts for the year ended December 31, 2019 have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2020. These reclassifications had no effect on the results of operations.

SUPPLEMENTARY INFORMATION

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Schedules of Operating Expenses
Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses:		
Advertising	$ 97,494	$ 20,116
Bad debts	73,264	—
Bank service charges	53,707	37,904
Commissions	44,975	20,947
Compliance	5,548	7,362
Computer expenses	244,729	203,997
Consulting	10,366	6,724
Contributions	608	3,861
Depreciation and amortization expense	37,274	28,629
Dues and subscriptions	16,517	33,089
Employee benefits-allocated	126,983	95,871
Equipment rental	5,913	5,847
Guaranteed payments to members	500,000	500,000
Insurance	56,309	40,970
Legal and accounting	102,539	87,615
Licenses and permits	38,222	44,870
Loan processing costs	155,029	96,462
Marketing expenses	1,585	4,373
Meals and entertainment	4,675	15,289
Office expenses	18,345	17,153
Payroll taxes-allocated	63,485	58,884
Rental expenses	85,648	78,269
Telephone	18,029	15,005
Travel	14,086	47,698
Utilities	5,152	2,804
Wages and salaries	726,271	669,867
Total operating expenses	$ 2,506,753	$ 2,143,606

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2020

Assets	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Cash and equivalents	$ 910,106	$ —	$ 9,080	$ 919,186	$ —	$ 919,186
Loan servicing fees receivable	111,557	—	—	111,557	—	111,557
Other receivables	15,050	—	—	15,050	—	15,050
Due from affiliate	—	130,016	—	130,016	(130,016)	—
Loans held for resale	7,023	—	—	7,023	—	7,023
Prepaid expenses	16,802	—	—	16,802	—	16,802
Loan servicing asset	1,013,882	—	—	1,013,882	—	1,013,882
Furniture and equipment, net	28,433	—	—	28,433	—	28,433
Intangibles, net	47,060	27,074	107,760	181,894	—	181,894
Security deposits	7,000	—	—	7,000	—	7,000
Investment in consolidated subsidiaries	(65,667)	—	—	(65,667)	65,667	—
Investment in RB Funding, LLC	109,277	—	—	109,277	—	109,277
Limited-use assets, restricted cash	902,883	—	—	902,883	—	902,883
Total assets	$ 3,103,406	$ 157,090	$ 116,840	$ 3,377,336	$ (64,349)	$ 3,312,987

24

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2020

Liabilities and Members' Equity	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Note payable, bank line of credit	$ 203,500	$ —	$ —	$ 203,500	$ —	$ 203,500
Accrued expenses	40,683	—	—	40,683	—	40,683
Due to affiliate	130,016	—	—	130,016	(130,016)	—
Amounts due on serviced loans	1,047,565	—	—	1,047,565	—	1,047,565
Loan loss reserve	62,547	29,500	—	92,047	—	92,047
PPP loan payable	247,100	—	—	247,100	—	247,100
Subordinated debt	171,000	—	—	171,000	—	171,000
Due to preferred members	49,796	—	—	49,796	—	49,796
Due to common members	516,339	—	—	516,339	—	516,339
Member earnout payable	25,890	195,662	114,435	335,987	—	335,987
Total liabilities	2,494,436	225,162	114,435	2,834,033	(130,016)	2,704,017
Members' equity:						
Class A preferred units, no par value; 100 units authorized, 1.00 issued and outstanding at December 31, 2020	30,000			30,000	—	30,000
Class B preferred units, no par value; 100 units authorized, 85.83 and 65.83 issued and outstanding at December 31, 2020 and 2019, respectively						
Class E preferred units, no par value; 100 units authorized, 12.67 issued and outstanding at December 31, 2020	2,575,000			2,575,000	—	2,575,000
Class C common units, no par value; 663.04 units authorized, issued and outstanding	380,000			380,000	—	380,000
Class D common units, no par value; 372.96 units authorized, issued and outstanding	500,000			500,000	—	500,000
Equity in loss of subsidiaries	1,250,000 (65,667)	—	—	1,250,000 (65,667)	65,667	1,250,000
Accumulated deficiency	(4,060,363)	(68,072)	2,405	(4,126,030)	—	(4,126,030)
Total members' equity	608,970	(68,072)	2,405	543,303	65,667	608,970
Total liabilities and members' equity	$ 3,103,406	$ 157,090	$ 116,840	$ 3,377,336	$ (64,349)	$ 3,312,987

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statement of Operations
Year Ended December 31, 2020

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Revenue:						
Loan servicing fees	$ 552,168	$ 7,682	$ —	$ 559,850	$ —	$ 559,850
Commercial fees	137,757	—	8,908	146,665	—	146,665
Rebate income	70,950	—	—	70,950	—	70,950
Gain on loan servicing rights	313,636	—	—	313,636	—	313,636
Total revenues	1,074,511	7,682	8,908	1,091,101	—	1,091,101
Operating expenses	2,364,252	75,754	66,747	2,506,753	—	2,506,753
Operating loss	(1,289,741)	(68,072)	(57,839)	(1,415,652)	—	(1,415,652)
Other income (expense):						
Income (loss) from investment in affiliate/subsidiaries	(38,290)	—	—	(38,290)	125,911	87,621
Interest expense	(26,062)	—	—	(26,062)	—	(26,062)
Net loss	$ (1,354,093)	$ (68,072)	$ (57,839)	$ (1,480,004)	$ 125,911	$ (1,354,093)

26

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Statements of Changes in Members' Equity
Year Ended December 31, 2020

	Preferred Units			Common Units		Accumulated Deficiency	NEIF Total	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
	Class A	Class B	Class E	Class C	Class D							
Beginning balances January 1, 2020	$ —	$ 1,975,000	$ —	500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637	$ —	$ —	$ 1,210,637	$ —	$ 1,210,637
Units issued	30,000	600,000	380,000	—	—	—	1,010,000	—	60,244	1,070,244	(60,244)	1,010,000
Common member distributions	—	—	—	—	—	(92,539)	(92,539)	—	—	(92,539)	—	(92,539)
Preferred member distributions	—	—	—	—	—	(165,035)	(165,035)	—	—	(165,035)	—	(165,035)
Loss	—	—	—	—	—	(1,354,093)	(1,354,093)	(68,072)	(57,839)	(1,480,004)	125,911	(1,354,093)
Ending balances, December 31, 2020	$ 30,000	$ 2,575,000	$ 380,000	500,000	$ 1,250,000	$ (4,126,030)	$ 608,970	$ (68,072)	$ 2,405	$ 543,303	$ 65,667	$ 608,970

27

NATIONAL ENERGY IMPROVEMENT FUND, LLC AND SUBSIDIARIES

Consolidating Schedule of Operating Expenses
Year Ended December 31, 2020

	NEIF	MSH Financial	MSH Insurance	Subtotal	Elimination	Consolidated
Operating expenses:						
Advertising	$ 73,340	$ 21,825	$ 2,329	$ 97,494	$ —	$ 97,494
Bad debts	43,764	29,500	—	73,264	—	73,264
Bank service charges	53,707	—	—	53,707	—	53,707
Commissions	44,975	—	—	44,975	—	44,975
Compliance	5,548	—	—	5,548	—	5,548
Computer expenses	237,617	—	7,112	244,729	—	244,729
Consulting	10,366	—	—	10,366	—	10,366
Contributions	608	—	—	608	—	608
Depreciation and amortization expense	28,922	1,677	6,675	37,274	—	37,274
Dues and subscriptions	14,070	—	2,447	16,517	—	16,517
Employee benefits-allocated	126,983	—	—	126,983	—	126,983
Equipment rental	5,913	—	—	5,913	—	5,913
Guaranteed payments to members	500,000	—	—	500,000	—	500,000
Insurance	53,941	—	2,368	56,309	—	56,309
Legal and accounting	102,539	—	—	102,539	—	102,539
Licenses and permits	38,222	—	—	38,222	—	38,222
Loan processing costs	155,029	—	—	155,029	—	155,029
Marketing expenses	1,585	—	—	1,585	—	1,585
Meals and entertainment	4,675	—	—	4,675	—	4,675
Office expenses	18,345	—	—	18,345	—	18,345
Payroll taxes-allocated	63,485	—	—	63,485	—	63,485
Rental expenses	85,648	—	—	85,648	—	85,648
Telephone	18,029	—	—	18,029	—	18,029
Travel	14,086	—	—	14,086	—	14,086
Utilities	5,152	—	—	5,152	—	5,152
Wages and salaries	657,703	22,752	45,816	726,271	—	726,271
Total operating expenses	$ 2,364,252	$ 75,754	$ 66,747	$ 2,506,753	$ —	$ 2,506,753

28

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Peter Krajsa as Chief Executive Officer of National Energy Improvement Fund, LLC certify that:

1. the financial statements of National Energy Improvement Fund, LLC included in this Form are true and complete in all material respects; and



Peter Krajsa
Managing Member
National Energy Improvement Fund, LLC
(Issuer)

** Intentional misstatements or omissions of facts constitute Federal criminal violations. See 18 U.S.C. 1001.